                                                       P&G

                                                           E.J. Wunsch
                                         Assistant Secretary
                                                                                                                                           and Associate General Counsel
                                                                                                                                                       Legal Division

                                                           The Procter & Gamble Company
                                                           299 East Sixth Street
                                                           Cincinnati, Ohio 45202-3315
                                                           (513) 983-4370 phone
                                                           (513) 983-2611 fax
                                                           (513) 602-7234 mobile
                                                           wunsch.ej@pg.com
                                                           www.pg.com

Via EDGAR and
Facsimile No. (202) 772-9368

October 2, 2008
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. John Cash, Accounting Branch Chief

Dear Mr. Cash:

Set forth below are The Procter & Gamble Company’s (“Procter & Gamble” or the “Company”) responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Clayton C. Daley, Jr., Chief Financial Officer of the Company, dated September 18, 2008, relating to the Company’s Definitive Proxy Statement filed on Schedule 14A on August 29, 2008 (the “Proxy Statement”).

For convenience of reference, the text of the comments in the Staff’s letter have been reproduced in italicized type.

Business Growth Program (BGP) Three-Year Incentive, page 27

1.           We note that on page 28 you disclose that the operating TSR is an internal “proprietary metric”.  Based on your disclosures, it appears that the operating TSR is a material factor in determining the total BGP Award amount.  Please provide us with your analysis as to why disclosure of the particular target would cause you competitive harm.  Please see Instruction 4 to Item 402(b) of Regulation S-K dealing with the standard used for determining whether disclosure would cause you competitive harm.  For additional guidance, please refer to our Compliance and Disclosure Interpretations found in the Division of Corporation Finance page of our website, in particular, the answer to Question 118.04, and the materials found in the “Staff Observations in the Review of Executive Compensation.”

Response:

We respectfully submit that our Operating Total Shareholder Return measure (“Operating TSR”), including the target and actual levels of such measure for our three-year Business Growth Program (“BGP”), constitute confidential commercial or financial information of significant competitive value.  We believe that disclosure of the Operating TSR target would cause substantial competitive harm to Procter & Gamble and, for this reason, that such target is not required to be disclosed.

Relevant Legal Standard

Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels with respect to specific quantitative performance-related factors considered by the compensation committee, the disclosure of which would result in competitive harm for the registrant.  Instruction 4 goes on to state that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Exemption 4 of the FOIA exempts from the class of material which public agencies must disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.”  The standards for determining what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“Morton”); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh'g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff'd en banc, 975 F.2d 871 (D.C. Cir. 1992).

Under the case law’s established criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.”  See e.g., Morton.  Another test of whether information is confidential is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained. Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971).  Over the years, courts have frequently characterized information relating to business, commerce or trade as confidential.

For the reasons set forth below, we do not believe the Operating TSR target is required to be disclosed.

Analysis

As described on page 28 of our Proxy Statement, Operating TSR is an “internal,  proprietary metric” that is “based on the Company’s on-going EPS growth goal of 10% and our free cash flow productivity goal of 90% or greater.”  The Proxy Statement further explains that the Operating TSR measure is a “cash flow return-on-investment (CFROI) model that measures sales growth, earnings growth and cash flow generation to determine the rate of return that a business earns.”  (emphasis added)  Although other companies use measures called “total shareholder return,” Procter & Gamble’s Operating TSR is a non-standard, non-GAAP performance measure calculated using a complex financial model that incorporates multiple inputs.

As a threshold matter, the Operating TSR measure and target clearly constitute “commercial or financial information” within the meaning of Exemption 4 of the FOIA, as the metric is determined using Company financial inputs to measure the overall rate of return of the Company and each of its business units.

Further, we believe the Operating TSR measure and target constitute “confidential” information within the meaning of Exemption 4 of the FOIA, because the Operating TSR measure and targets provide the Company with a significant competitive advantage, and because disclosure of the measure and targets would cause substantial harm to the Company’s competitive position.  Our reasons supporting this position are set forth below.

(i)           Operating TSR is a Unique and Proprietary Metric, and Procter & Gamble Would be Competitively Harmed if the Operating TSR Targets Were Disclosed

Operating TSR is a unique and proprietary metric primarily used throughout our organization by management as a way to plan, drive and accomplish the creation of shareholder value in each of our businesses.  As noted above, Operating TSR is a customized performance measure calculated using a complex financial model that incorporates multiple inputs.  This model has been used by Procter & Gamble as a management tool for approximately 15 years, and Operating TSR is embedded into key business planning and management systems.

After years of use as a management tool, in an effort to further align compensation programs with the business goals driving our managers, the Compensation & Leadership Development Committee decided to utilize Operating TSR as a performance measure for the Company’s three-year long-term incentive growth program, BGP.

During the period of time over which Operating TSR has been used for business management purposes and as a performance measure for compensation, neither the methodology of calculating Operating TSR, nor the Operating TSR targets or actual results, have been publicly disclosed by the Company.  Senior management and the Board of Directors have consistently viewed the measure and related targets as proprietary and confidential information, and the Company has protected the confidentiality of this information.

The reason the Company has steadfastly protected the confidentiality of the Operating TSR measure and target levels is because more detailed disclosure of the Operating TSR measure, including disclosure of the targets, would give Procter & Gamble’s competitors substantially greater insight into what the Company views as a fundamental competitive advantage — how it thinks about and drives good business behaviors that ultimately produce strong overall shareholder returns.  The composition and workings of the Operating TSR measure, including the target levels, represent a valuable management tool for Procter & Gamble; disclosure of this information would allow others to unfairly compete against Procter & Gamble by “looking under the hood” and seeing how Procter & Gamble structures its internal management and compensation plans to align  behaviors with effective performance within its organization.  By better understanding how Procter & Gamble does this, competitors would more easily be able to adapt similar techniques for their own organizations, thereby diminishing what Procter & Gamble believes is a significant competitive advantage.

(ii)           The Complexity of the Operating TSR Measure Makes it Impractical to Disclose More Details, Including the Targets

Because of the non-standard and complex nature of the Operating TSR measure, we believe any public disclosure of the Operating TSR targets would likely need to be accompanied by some discussion of the component parts of the measure, their relative weightings, the method of calculating the measure, and other material information about the measure, so that the target levels are disclosed in an appropriate context to permit investors to understand the target.  However, for the reasons stated above, disclosing the composition and inner workings of the Operating TSR measure, including the target levels, would give competitors an unfair advantage against Procter & Gamble by allowing them to see how Procter & Gamble structures its internal management and compensation plans to drive good behaviors within its organization.

Operating TSR is quite complex - it is not an “off-the-shelf” metric and cannot be compared to GAAP performance measures or other, more standardized non-GAAP performance measures used by other companies, such as, for example, EBITDA or free cash flow.  We have spent extensive time and effort over the years to develop this proprietary measure and educate our management about its key elements and use.  We believe that our successful development of customized training, implementation tools, and management systems for Operating TSR is unique in our industry and a significant competitive advantage to us.  If our competitors were to gain a better understanding of the composition and workings of the Operating TSR measure, including through public disclosure of the specific targets used with such measure, they may be able to replicate our model and gain an unfair competitive advantage against us.

(iii)           The Existing Disclosure in the Proxy Statement is Sufficient

We believe the information disclosed in the Compensation Discussion and Analysis portion of our Proxy Statement is sufficient to enable shareholders and potential investors to reasonably evaluate the Company’s long-term incentive program and overall compensation, as well as the Company’s overall executive compensation programs and decisions.  We explain that Operating TSR is a cash flow return on investment model that is based on our externally reported EPS growth goal of 10% and free cash flow productivity goal of 90% or greater.  Further, we provide information in our Proxy Statement as to how we performed relative to target—in our 2007 proxy statement we reported that our Operating TSR Result was “above target” and in our 2008 proxy statement we disclosed that the Operating TSR Result was “slightly below target.”  We also state in the Proxy Statement that the Operating TSR target is “demanding” and that it “represent[s] industry-leading performance.”  Collectively, we believe these  qualitative descriptions provide useful information for investors regarding the relative performance against the target in each year.

We do not believe investors’ understanding would be appreciably improved by disclosing the target level and actual results.  Further, we believe that the qualitative descriptions about the target level and actual results in the Proxy Statement, coupled with our exclusion of the specific target level, strikes the appropriate balance between the interests of the Company and the public, and that disclosure of the actual target is not necessary to assure adequate public information about our compensation programs, philosophies and decisions.  As described above, such disclosure may in fact be detrimental to the interests of the shareholders and prospective investors since the disclosure of this information could cause us competitive harm.

For the reasons stated above, the Company believes that its Operating TSR target is confidential and should not be disclosed in its Compensation Discussion and Analysis.

Payments upon Termination or Change-in-Control, page 48

2.           In accordance with Item 402(b)(1)(xi) of Regulation S-K, in future filings please provide the rationale for providing a single trigger for payments in the event of a change in control.

Response:

The Company acknowledges the Staff’s comment and will provide the requested rationale in future filings.

*********

Procter & Gamble acknowledges:

·	its responsibility for the adequacy and accuracy of the disclosure contained in its filings with the Commission;

·	that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding this letter to the undersigned at (513) 983-4370.

Respectfully submitted,

/s/ E.J. Wunsch
E.J. Wunsch
Assistant Secretary and
Associate General Counsel